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                                                                      EXHIBIT 5

                                    [LOGO]

                                                                      Contacts:

                                                        William J. Collinsworth
                                     Vice President and Chief Financial Officer
                                                         Optek Technology, Inc.
                                                                 (972) 323-2301

For Immediate Release
                                                             John H. FitzSimons
                                                  Secretary and General Counsel
                                            The Dyson-Kissner-Moran Corporation
                                                                 (212) 885-1626

   The Dyson-Kissner-Moran Corporation to Acquire Optek Technology, Inc. for
                           $25.50 per Share in Cash

  Carrollton, Texas and New York, New York (May 12, 1999)--Optek Technology, Inc. (NASDAQ: OPTT) and The Dyson-Kissner-Moran Corporation ("DKM") jointly announced that they have signed a definitive agreement for Optek to be acquired by DKM for $25.50 per share in cash. The value of the transaction is approximately $200 million on a fully-diluted basis.

  In the transaction, Optek shareholders will receive $25.50 per share in cash under a tender offer for all of Optek's outstanding shares. The tender offer is expected to commence within a week and is scheduled to close after the expiration of 20 business days. Optek shares not purchased in the tender offer will be converted into $25.50 per share in cash in a subsequent merger.

  The transaction has been unanimously approved by the Board of Directors of Optek and is not subject to financing. Optek's Board has recommended that stockholders tender their shares and approve the merger. The tender offer is subject to a majority of Optek's shares being tendered and not withdrawn, as well as other considerations.

  Tom Filesi, Chairman and CEO of Optek, commented: "The combination of DKM's Wabash Technologies and Optek brings together two leaders in their respective markets and creates opportunities for the customers, suppliers and employees of both companies. The combined entity will offer its customers access to a broad array of technologies and present future growth opportunities."

  "Optek is a tremendous addition to our core holdings and has all of the features we look for in an acquisition" said Robert R. Dyson, Chairman and CEO of DKM.

  Separately, Optek announced its results for the second fiscal quarter ended April 30, 1999. Second quarter revenues were $20.1 million, which represent a decrease of approximately 13% from the same quarter of the prior fiscal year. Optek earned $0.30 per share on a diluted basis in the second fiscal quarter which compares to $0.46 per share on a diluted basis for the same quarter of the prior fiscal year.

  As Optek has previously reported, sales of commercial products have been soft during the second quarter, particularly in higher margin assembly products. Softness in the demand for these products is expected to continue into at least the third quarter. In addition, sales of automotive products were negatively affected by a customer's decision in the last month of the quarter to implement a pull system to better control its inventory, resulting in a reduction in sales. Optek's margins for the quarter were also impacted by increased expenditures related to establishing capacity for production of fiber optic products in anticipation of increases in sales of such products in future periods.
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  Optek Technology, Inc. is a leading manufacturer of custom optoelectronic, magnetic and fiber optic sensor products. Optek provides components worldwide for manufacturers of office and computer equipment, automobiles, industrial equipment, aerospace and defense applications, medical equipment and communications equipment. Additional information can be accessed on the Internet at http://www.optekinc. com.

  The Dyson-Kissner-Moran Corporation is a privately owned holding company with 1998 revenues approaching $700 million. Wabash Technologies, owned by DKM's Kearney-National Inc. subsidiary, is a producer of customized sensors and actuators for the global automotive and off-road markets.